UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

_______________________

FORTRESS INVESTMENT GROUP LLC
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

34958B106
(CUSIP Number)

Takumi Kitamura
President and Secretary
Nomura Investment Managers U.S.A., Inc.
c/o Nomura Holdings, Inc.
1-9-1, Nihonbashi
Chuo-ku
Tokyo 103-8011, Japan
+81-3-52551000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

April 3, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d1(e), 240.13d1(f) or 240.13d1(g), check the following box ☒ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 34958B106	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nomura Investment Managers U.S.A., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,568,275
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,568,275
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,568,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 34958B106	SCHEDULE 13D	Page 3 of 12

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D is being filed by Nomura Investment Managers U.S.A., Inc. (“NIM”, or the “Reporting Person”) to amend the Schedule 13D filed on May 29, 2009 (as amended, this “Schedule 13D”) with respect to the shares of Class A Common Stock, no par value per share (the “Class A Shares”), of Fortress Investment Group LLC (the “Issuer”).

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

This Schedule 13D is being filed by the Reporting Person.  Nomura Holdings, Inc. (“NHI”) is deemed to control NIM for purposes of the Act.

NIM is a corporation incorporated under the laws of the State of Delaware.  NHI is a corporation incorporated under the laws of Japan.  The principal business of NIM is any lawful business activity, including acquiring, holding and disposing of interests in various companies for investment purposes.  The principal business of NHI includes retail investment consultation services, asset management services and wholesale investment products and services.  The principal business address of NIM and NHI is, 1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan.

Attached as Schedule A hereto and incorporated by reference herein is a list of (i) all executive officers and directors of NIM, (ii) all persons controlling NIM (including NHI), and (iii) all executive officers and directors of any corporations ultimately in control of any of the foregoing (including NHI).  Such Schedule A also sets forth the address, principal occupation or employment and, with respect to natural persons, citizenship of each person listed thereon.

During the past five years, none of NIM or NHI nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar  misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a  result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

Effective as of April 3, 2013, Mr. Takumi Shibata, resigned from the Board of Directors (the “Board”) of the Issuer, in connection with his retirement from NHI and NIM.  In connection with the resignation of Mr. Shibata, NIM has waived its right to cause the Board to nominate individuals designated by NIM so that NIM will no longer have one designee on the Board.

CUSIP No. 34958B106	SCHEDULE 13D	Page 4 of 12

The Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on the Issuer’s performance and other market conditions, determine to sell Class A Shares, either in the open market or in privately-negotiated transactions.  Whether the Reporting Person disposes of any Class A Shares, and the amount and timing of any such transactions, will depend upon the Reporting Person’s continuing assessments of pertinent factors, including the market for Class A Shares at particular price levels, the Issuer’s and the Reporting Person’s business and prospects, other business investment opportunities available to the Reporting Person, economic conditions, stock market conditions, money market conditions, the actions of the Board, management of the Issuer and other shareholders of the Issuer, the availability and nature of opportunities to dispose of the Reporting Person’s interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the Reporting Person.

The Reporting Person also has the right, which may be exercised no more than two times for so long as it and its permitted transferees hold securities of the Issuer representing at least 2.5% of the voting power of the Issuer, to request that the Issuer register securities of the Issuer representing at least 2.5% of the total voting power of the Class A Shares under the Securities Act of 1933 (the “Securities Act”).  Subject to certain exceptions, whenever the Issuer proposes to register any of its equity under the Securities Act, NIM and its permitted transferees holding at least 1% of the voting power of the Issuer have the right to request registration of all or a portion of such person’s securities.

Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of its investment in Class A Shares, make a demand registration request at any time requiring the Issuer to register all or a part of the Reporting Person’s investment in Class A Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Class A Shares.

Item 5.	Interest in Securities of Issuer.

Item 5 is hereby amended and restated as follows:

All calculations of percentage ownership in this Schedule 13D are based on the information provided by the Issuer in its Form 10-K that, as of February 26, 2013, the total number of Class A Shares outstanding was 218,334,273.

NIM beneficially owns 60,568,275 Class A Shares (approximately 27.7% of the total number of Class A Shares outstanding).  NIM has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 60,568,275 Class A Shares.  As the sole shareholder of NIM, NHI may be deemed to beneficially own and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 60,568,275 Class A Shares.

CUSIP No. 34958B106	SCHEDULE 13D	Page 5 of 12

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, none of NIM or NHI, nor any person listed on Schedule A hereto, has effected any transactions in Class A Shares during the past 60 days.

No person other than NIM and NHI is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by NIM and NHI.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following.

In connection with the resignation of Mr. Shibata, NIM has waived its right under the Investor Shareholder Agreement to cause the Board to nominate individuals designated by NIM so that NIM will no longer have one designee on the Board.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following.

Exhibit 3	Letter, dated as of March 29, 2013, from Nomura Investment Managers U.S.A., Inc. to Fortress Investment Group LLC.

CUSIP No. 34958B106	SCHEDULE 13D	Page 6 of 12

  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 10, 2013
Nomura Investment Managers U.S.A., Inc.

/s/ Takumi Kitamura
By: Takumi Kitamura
Its: President and Secretary

CUSIP No. 34958B106	SCHEDULE 13D	Page 7 of 12

Schedule A

Executive Officers and Directors of Nomura Investment Managers U.S.A., Inc.
Name	Address	Position	Present Principal Occupation or Employment	Citizenship
Takumi Kitamura	c/o Nomura Holdings, Inc., 1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	President and Secretary and Director	Managing Director and Co-Deputy CFO of NHI	Japan

Executive Officers and Directors of Nomura Holdings, Inc.
Name	Address	Position	Present Principal Occupation or Employment	Citizenship
Nobuyuki Koga	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	Chairman of the Board/Director	Chairman of the Board/ Director of NHI	Japan
Koji Nagai	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	Group CEO/ Representative Executive Officer	Group CEO/ Representative Executive Officer of NHI	Japan
Atsushi Yoshikawa	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	Group COO/ Representative Executive Officer	Group COO/ Representative Executive Officer of NHI	Japan
Toshio Morita	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan
Toshihiro Iwasaki	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan

CUSIP No. 34958B106	SCHEDULE 13D	Page 8 of 12

Shoichi Nagamatsu	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan
Shigesuke Kashiwagi	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan
Haruo Tsuji	22-22 Nagaike-cho, Abeno-ku, Osaka 545-8522, Japan	Director	Special Advisor to Sharp Corporation	Japan
Tsuguoki Fujinuma	1-13-27 Kasuga, Bunkyo-ku, Tokyo 112-8551, Japan	Director	Certified Public Accountant	Japan
Masahiro Sakane	2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan	Director	Director and Councilor of Komatsu Ltd.	Japan
Dame Clara Furse	1 Angel Lane London EC4R 3AB, UK	Director	Member of the Bank of England’s Financial Policy Committee	UK, Canada
Takao Kusakari	2-3-2 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan	Director	Corporate Advisor to NYK Line	Japan
Toshinori Kanemoto	2-2-2 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan	Director	Of-Counsel, City-Yuwa Partners	Japan
Michael Lim Choo San	10 Marina Boulevard, Marina Bay Financial Centre Tower 2, #36-01 Singapore 018983	Director	Chairman of Nomura Singapore Limited	Singapore
Masanori Itatani	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	Director	Director of NHI	Japan

CUSIP No. 34958B106	SCHEDULE 13D	Page 9 of 12

Masanori Nishimatsu	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	Director	Director of NHI	Japan
David Benson	1 Angel Lane London EC4R 3AB, UK	Director	Director of NHI	UK

CUSIP No. 34958B106	SCHEDULE 13D	Page 10 of 12

Exhibit 3

Letter

CUSIP No. 34958B106	SCHEDULE 13D	Page 11 of 12

NOMURA INVESTMENT MANAGERS U.S.A., INC.
2 World Financial Center
New York, N.Y. 10281

March 29, 2013

Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
Attn:  David Brooks, General Counsel

Re:           Investor Shareholder Agreement

Dear Mr. Brooks:

We are writing in reference to the Investor Shareholder Agreement dated as of January 17, 2007 (the “Agreement”) between Fortress Investment Group Holdings LLC (“Fortress”) and Nomura Investment Managers U.S.A., Inc. (“NIM”) and that certain letter, dated as of the date hereof (the “Resignation Letter”), from Takumi Shibata to the Board of Directors of Fortress (the “Board”).

In connection with the resignation of Mr. Shibata from the Board as effected by the Resignation Letter, pursuant to Sections 2.1(c)(i) and 8.13(a) of the Agreement Nomura hereby elects to waive and relinquish the right to designate a member of the Board in accordance with Section 2.1(a) of the Agreement effective as of April 3, 2013.  Except as set forth in the preceding sentence, nothing in this letter is intended to operate as a waiver or modification of any right or provision under the Agreement, and the Agreement shall remain in full force and effect in accordance with its terms.

Although Nomura will no longer have the right for a designee on the Board, as a significant investor in Fortress we value the long relationship between Nomura and Fortress and look forward to continuing our relationship in the future.  As always, we are available to discuss any questions or concerns with respect to this letter or otherwise.

Sincerely yours,

NOMURA INVESTMENT MANAGERS U.S.A., INC.

By:	NOMURA HOLDINGS, INC., as sole shareholder

By:	/s/ Atsushi Yoshikawa
Atsushi Yoshikawa
President and Group COO
Wholesale CEO

CUSIP No. 34958B106	SCHEDULE 13D	Page 12 of 12

cc:          Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036